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June 13, 2006	Main Fax	703 456-8000 703 456-8100
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VIA EDGAR AND FEDERAL EXPRESS	RYAN E. NAFTULIN (703) 456-8121 rnaftulin@cooley.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 04-06

Washington, D.C. 20549

Attention: Barbara Jacobs

Re:	Website Pros, Inc.

Registration Statement on Form S-1 (File No. 333-134431)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. (“Website Pros” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 1 to its registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on May 24, 2006. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.

Amendment No. 1 is being filed in response to your letter dated June 9, 2006, setting forth the Staff’s comments regarding the Registration Statement, the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10-Q for the quarter ended March 31, 2006.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

Form S-1

Principal and Selling Stockholders

1.	Please expand the filing to describe the material transactions and relationships between Website Pros and each of the selling stockholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and options to purchase shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or other securities received by them.

In response to the Staff’s comments, the registration statement has been revised on pages 84 and 85 to include the relationship between Website Pros and each of the selling stockholders, and to add a reference to the Company’s disclosure on pages 79 and 80 (“Certain Relationships and Related Party Transactions”) that describes the material transactions

June 13, 2006

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between the Company and certain of its selling stockholders. The Company has also included certain information regarding the transactions that resulted in the issuance of the shares to be sold.

2.	We note your disclosure in footnote (4) on page 81 regarding the members of the Insight Holdings Board of Managers. It appears that these are the natural persons who exercise voting and/or dispositive powers over the shares being offered by Insight Venture Partners. If true, please revise footnote (1) to provide similar disclosure or to state the names of the natural persons who do exercise voting and/or dispositive power over these shares. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The registration statement has been revised on page 83 in response to the Staff’s comment.

3.	Please confirm that Insight Venture Partners is not an affiliate of a registered broker-dealer.

The Company confirms that Insight Venture Partners has represented to the Company that Insight Venture Partners is not an affiliate of a registered broker-dealer.

Part II

Exhibit 5.1

4.	Please file your legal opinion as soon as practicable. Please note that we will need sufficient time to review the opinion and comment, if necessary.

Our legal opinion has been filed as Exhibit 5.1 to Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2005

Evaluation of Disclosure Controls and Procedures

5.

We note your statement that your CEO and CFO “concluded that [y]our disclosure controls and procedures were sufficiently effective to ensure that the information required to be disclosed by [you] in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms” (emphasis added). Please confirm that the management, including your CEO and CFO, concluded that your disclosure controls and procedures were effective to ensure that that information required to be disclosed by you in all reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter

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ended March 31, 2006. Please confirm that you will take this comment into consideration in providing future disclosure pursuant to Item 307 of Regulation S-K.

The Company confirms that its management, including its CEO and CFO, concluded that its disclosure controls were effective to ensure that the information required to be disclosed by the Company in all reports that the Company files or submits under the Act is recorded, processed, summarized and reported, within the time period specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that the Company files or submits under the Act is accumulated and communicated to management, including its CEO and CFO, as appropriate to allow timely decisions regarding timely disclosure. The Company confirms that it will take the Staff’s comment into consideration in providing future disclosure pursuant to Item 307 of Regulation S-K.

Limitations on Effectiveness of Controls

6.	You state that “a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” You further state that “no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with [y]our company have been detected.” Finally, you state that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.” Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Further, tell us whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at such reasonable assurance level. Please confirm that your future Item 307 disclosure will be revised to comply with this comment. In the alternative, you may remove the references to the level of assurance of your disclosure controls and procedures in future filings and state simply that your controls and procedures are effective or ineffective. Please refer to Section IIF.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter ended March 31, 2006.

The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at such a reasonable assurance level. The Company confirms that its future Item 307 disclosure will be revised to comply with the Staff’s comment.

*  *  *

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the Registration Statement orally.

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In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (703) 456-8121.

Respectfully submitted,

/S/ RYAN E. NAFTULIN
Ryan E. Naftulin

cc:	David Brown, Website Pros, Inc. (without enclosures)

Kevin Carney, Website Pros, Inc. (without enclosures)

James F. Fulton, Jr., Cooley Godward LLP (without enclosures)

Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)